Exhibit 99.1

United Maritime Executes Value-Accretive Transactions, Generating Significant Liquidity and Investment in Capesize Sector

February 17, 2026 – Glyfada, Greece – United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA) announced today a series of coordinated transactions that materially upgrade its earnings profile, enhance free cash flow potential, and underscore United’s disciplined, return-focused capital strategy.

The Company has entered into an agreement to sell its early-stage investment in the Norwegian JV owning an Energy Construction Vessel (“ECV”) currently under construction. In addition, United has agreed to sell its oldest Kamsarmax vessel, the 2009-built MV Cretansea to an unaffiliated third party. In parallel, the Company also entered into an 18-month bareboat charter agreement with Seanergy Maritime Holdings Corp. (“Seanergy”), for a 2010-built Japanese Capesize dry-bulk vessel of 181,453 dwt.

The combined release of liquidity from the abovementioned transactions is estimated at approximately $15.5 million.

Monetization of Offshore Investment

In July 2024, United entered the ECV newbuilding project at an early stage, gaining exposure to a fast-growing offshore energy market serving both subsea oil & gas and renewable infrastructure. As the project advanced and market valuations strengthened, United increased its participation and ultimately became the largest individual shareholder. Consistent with its stated investment strategy which focuses on early entry, value creation and timely exit, in February 2026, the Company agreed to sell its equity interest for approximately €13.0 million, realising a profit of approximately €1.7 million. The transaction is expected to close by May 31, 2026, upon customary conditions, after which United will no longer hold an equity stake in the project.

Sale of M/V Cretansea

In January 2026, the Company entered into a definitive agreement with an unaffiliated third party for the sale of its 81,508 dwt Kamsarmax vessel, the 2009-built MV Cretansea. The vessel is expected to be delivered to its new owners by May 25, 2026. The aggregate net sale price of $14.7 million is expected to generate net cash proceeds of approximately $6.0 million after repayment of the associated debt. The sale releases capital from older tonnage with more limited earnings upside, supporting a shift toward higher-quality, higher cash-flow assets.

Acquisition of a Japanese Capesize Vessel through Bareboat Charter Agreement

In February 2026, the Company took delivery of a 2010-built Japanese Capesize dry-bulk vessel of 181,453 dwt, MV Dukeship, through an 18-month bareboat charter agreement with Seanergy, a related party. Pursuant to the terms of the bareboat charter, United has advanced a down payment of $5.5 million. The bareboat charter includes a daily charter rate of $9,450 over the charter period and a purchase obligation of $22.1 million at the end of the bareboat charter.

Through the bareboat charter, United gains immediate exposure to the Capesize market, the most cash-generative segment of dry bulk, with what we believe to be the best fundamentals. The transaction is expected to meaningfully increase United’s free-cash-flow potential during the charter period.

 Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“These transactions represent disciplined capital reallocation in action. The successful monetization of the ECV investment reaffirms our ability to create value beyond tankers and dry bulk. In this project, we invested early in the process and supported the project through its development phase. Recently, we secured a well-timed exit delivering a meaningful cash return for the Company.

“Moreover, we decided to sell our oldest Kamsarmax vessel at an attractive second-hand value. At the same time, the 18-month bareboat charter of the Japanese Capesize, MV Dukeship, enhances our earnings power and free-cash-flow potential in what we believe to be a structurally constructive market for large bulkers.

“The approximately $15.5 million net proceeds released by the aforementioned transactions reinforce our cash reserves. We will seek to re-deploy the capital for more accretive transactions, subject to market conditions, as well as continued meaningful shareholder returns.”

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of six dry bulk vessels, comprising one Capesize, two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 577,750 dwt. Upon completion of the aforementioned sale of the M/V Cretansea, the Company’s operating fleet will consist of five vessels (one Capesize, one Kamsarmax and three Panamax), with an aggregate cargo carrying capacity of 496,242 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece.

The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the share repurchases, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks arising from trade disputes between the U.S. and China, including the re-imposition of reciprocal port fees; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between the U.S. and Venezuela, China and Taiwan, Israel and Hamas or Iran and Russia and Ukraine; risks associated with the length and severity of pandemics; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com